Filed Pursuant to Rule 433

Registration Statement No. 333-231029

Schlumberger Investment SA

$350,000,000 2.650% Senior Notes due 2030

Pricing Term Sheet

August 4, 2020

Issuer:	Schlumberger Investment SA
Guarantor:	Schlumberger Limited
Title:	2.650% Senior Notes due 2030 (the “Notes”)
Issue Format:	SEC registered
Guarantor Ratings (Moody’s/S&P)*:	A2 (Negative) / A (Negative)
Original Principal Amount:	$900,000,000 as issued on June 26, 2020 (the “Existing Notes”)
TAP Amount:	$350,000,000 (after giving effect to this issuance of the Notes, $1,250,000,000 aggregate principal amount of the Notes will be outstanding)
Coupon:	2.650%
Price to Public:	The price to be paid by each investor in the offering, plus aggregate accrued interest of $1,159,375 from June 26, 2020
Interest Payment Dates:	June 26 and December 26, beginning December 26, 2020
Trade Date:	August 4, 2020
Settlement Date**:	August 11, 2020
Maturity Date:	June 26, 2030
Make-Whole Call:	T + 30 basis points
Par Call:	At any time on or after March 26, 2030
Benchmark Treasury:	UST 0.625% due May 15, 2030
Treasury Yield:	Dependent on price to be paid
Spread to Benchmark Treasury:	Dependent on price to be paid
Reoffer Yield:	Dependent on price to be paid
CUSIP:	806854 AJ4
ISIN:	US806854AJ48
Sole Book-Running Manager:	Citigroup Global Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Settlement and Sale of the Notes

The Issuer expects to deliver the Notes against payment for the Notes on or about August 11, 2020 which will be the fifth business day following August 4, 2020, the date of the pricing of the Notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.